Exhibit 99.1

UP Fintech Holding Limited Obtains Self-Clearing License in the U.S. Through Acquisition

BEIJING, China, July 2, 2019 — UP Fintech Holding Limited (“UP Fintech” or the “Company”, or commonly known as “Tiger Fintech” in Asia) (NASDAQ: TIGR), a leading online brokerage firm focusing on global Chinese investors, today announced its wholly-owned US subsidiary, Tiger Fintech Holdings, Inc. (“Tiger Fintech”) has entered into a definitive agreement with all shareholders of Marsco Investment Corporation (“Marsco”), pursuant to which Tiger Fintech agreed to acquire 100% equity stake in Marsco for the total consideration of approximately US$9.4 million in a combination of cash and Class A ordinary shares of UP Fintech, subject to certain price adjustments. The deal is expected to close in the third quarter of 2019, subject to customary closing conditions.

Founded in 1986, Marsco is a U.S. online brokerage service platform that focuses on empowering self-directed investors with the necessary tools to manage their portfolios.

Mr. Tianhua Wu, Chief Executive Officer and Director of UP Fintech, stated, “I am very pleased to have Marsco joining Tiger Fintech.  Marsco has a good track record for the past 30 years. It brings in rich broker dealer experience in execution and clearing that will further solidify our position as the leading online broker with proprietary technology from front end to back end.  We believe this transaction will provide us with numerous synergies to accelerate our growth in the U.S and greatly enhance user experience.”

Mr. Mark Kadison, Co-founder and CEO of Marsco, said, “We at Marsco are very excited to become part of the Tiger Fintech team.  We believe that the combination of Tiger’s advanced technology driven platform with Marsco’s self-clearing and back office expertise will offer customers an outstanding combination of leading-edge technology, innovative products and competitive pricing.”

About UP Fintech Holding Limited

UP Fintech Holding Limited is a leading online brokerage firm focusing on global Chinese investors. The Company’s proprietary mobile and online trading platform enables investors to trade in equities and other financial instruments on multiple exchanges around the world. The Company offers innovative products and services as well as a superior user experience to customers through its “mobile first” strategy, which enables it to better serve and retain current customers as well as attract new ones. The Company offers customers comprehensive brokerage and value-added services, including trade order placement and execution, margin financing, IPO subscription, ESOP management, investor education, community discussion and customer support. The Company’s proprietary infrastructure and advanced technology are able to support trades across multiple currencies, multiple markets, multiple products, multiple execution venues and multiple clearinghouses. For more information on the Company, please visit: https://ir.itiger.com.

Safe Harbor Statement

This article contains “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. These risks and uncertainties and others that relate to the Company’s business and financial condition are detailed from time to time in the Company’s Securities and Exchange Commission filings, and can affect actual results. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These forward-looking statements are made only as of the date indicated, and the Company disclaims any obligation to update or revise the information contained in any forward-looking statements, whether as a result of new information, future events or otherwise, except as required under applicable law.

Investor Relations Contact

UP Fintech Holding Limited

Email: ir@itiger.com

Tel: +1 (646) 308-1535

Jack Wang

ICR, Inc.

Email: tiger.ir@icrinc.com

Tel: +1 (646) 308-1535